UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: September 2019 (Report No. 3)

Commission file number: 001-38610

SAFE-T GROUP LTD.

(Translation of registrant’s name into English)

8 Abba Eban Ave.

Herzliya, 4672526 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

CONTENTS

On September 23, 2019, Ms. Noa Matzliach submitted her letter of resignation from her position as a member of the Board of Directors of Safe-T Group Ltd. (the “Company”). Ms. Matzliach decision to resign did not arise or result from any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

At the Annual and Extraordinary General Meeting of Shareholders to be held on September 26, 2019 (the “Meeting”), shareholders of the Company were to vote on the re-appointment of Ms. Matzliach to the Company’s Board of Directors. Following the resignation of Ms. Matzliach, the Company hereby amends the notice and proxy statement of the Meeting by removing the resolution calling for Ms. Matzliach’s re-appointment (Item 2.6).

This report on Form 6-K is incorporated by reference into the registration statements on Form S-8 (File No. 333-233510) and Form F-3 (File No. 333-233724) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Safe-T Group Ltd. (Registrant)

By	/s/ Hagit Gal
Name:	Hagit Gal
Title:	Corporate Legal Counsel

Date: September 23, 2019